NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	August 3, 2016

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC. CHANGE ON BOARD OF DIRECTORS

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) reports that effective immediately Mr. John O’Neill has resigned from the Board of the Directors of the Company where he served as independent director.

Mr. O’Neill is considered a valuable asset for the future growth of Kelso. He will move into a role as a Product Development Consultant where he will assist management in the development of new technologies with the Class 1 railroads.

James R. Bond comments that, “John O’Neill is very influential in the arena of rail safety and has been very instrumental in the recent development of the Kelso’s new Emergency Response Kit. This restructuring move puts John in a management related position to better serve the interests of the Company. We look forward to his continued support and contributions to our business plans.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com